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                             Filed by: Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Under the Securities Exchange Act of 1934
                                     Registration Statement File No.: 333-107902

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Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102
www.preit.com
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Phone:     215-875-0700
Fax:       215-546-7311
Toll Free: 866-875-0700

AT THE COMPANY                           AT KCSA PUBLIC RELATIONS WORLDWIDE
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Edward A. Glickman                       Todd Fromer           Evan Smith, CFA
Executive Vice President and CFO         (Investor Relations)  (Media Relations)
(215) 875-0700                           (212) 896-1215        (212) 896-1251

FOR IMMEDIATE RELEASE
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                    Pennsylvania Real Estate Investment Trust
                      Increases Quarterly Dividend by 5.9%

Philadelphia, PA, October 17, 2003 -- Pennsylvania Real Estate Investment Trust ("PREIT") (NYSE:PEI) announced today that its Board of Trustees has approved a quarterly cash dividend of $0.54 per common share, an increase of $0.03 per share, or 5.9%, which is consistent with the increase provided for under the Merger Agreement with Crown American Realty Trust ("Crown") (NYSE:CWN). On an annualized basis, PREIT's dividend is increasing from $2.04 to $2.16 per common share. The dividend will be paid on December 15, 2003 to holders of common shares and unitholders of record at the close of business on October 27, 2003.

This dividend was declared and its record date set earlier than PREIT's normal practice in anticipation of the Company's pending merger with Crown. The merger is subject to the favorable vote of the shareholders of PREIT and Crown at meetings scheduled for November 11, 2003 and to the satisfaction or waiver of a number of other conditions. The December 15, 2003 dividend payment will be PREIT's 107th consecutive distribution since its initial dividend paid in August of 1962. Throughout its history, the Company has never omitted or reduced a shareholder dividend.

PREIT has been informed by Crown that it will be paying a quarterly dividend on November 7, 2003 to its common shareholders of record on October 27, 2003. Holders of PREIT common shares issued for Crown common shares in the merger will not receive the December quarterly dividend from PREIT irrespective of the date of the merger.

A copy of the Company's Distribution Reinvestment and Share Purchase Plan prospectus, enrollment forms and other information is available on the Company's web site at www.preit.com under Investor Information or by calling American Stock Transfer & Trust Company at (800) 278-4353, or the Company at (215) 875-0735. You should read the prospectus carefully before making any investment.



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About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers (approximately 17.7 million square feet) located predominantly in the eastern United States. PREIT's portfolio currently consists of 32 properties in 7 states and includes 14 shopping malls, 14 strip and power centers and four industrial properties. In addition, there are two retail properties under development, which PREIT expects will add approximately 0.8 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania.

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the merger with Crown, or if such transaction is consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate the transaction include, without limitation, the satisfaction of closing conditions applicable to the transaction (some of which are beyond PREIT's control). In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in the press release, PREIT and Crown American Realty Trust have filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. These materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.